Exhibit 1
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For immediate release                                              November 2006

                              WPP GROUP PLC ("WPP")
                 Bates Asia acquires 51% stake in Apex in China


WPP announces that its wholly-owned operating company Bates Asia, the network of creative communications agencies dedicated to the Asian region, has acquired, subject to regulatory approval, 51% of the share capital of Chengdu Apex Advertising Co., Ltd. ("Apex"), a leading integrated marketing communications agency in the People's Republic of China.

Founded in 1997 with offices in Chengdu, Xi'an and Chongqing, Apex employs 117 people. Apex had unaudited revenues of RMB 14.2million for the year ended 31 December 2005, with gross assets as at the same date of RMB 23.9million. Clients include Meng Niu Dairy (Mongolian Cow), China National Petroleum Corporation, Zhu Ye Qing Tea, Road Easy Tyres and Pi Xian Tourism.

This acquisition continues WPP's strategy of expanding its networks in fast-growing and important markets, and its regional strategy in Mainland China. Chengdu is the capital of China's third largest province Sichuan and with a population of over 10 million people it is China's fifth largest city. Greater China is one of the fastest-growing markets for WPP, providing the company with the highest amount of revenues from this region amongst its competitors. Consequently, the Group, which employs 7,000 professionals in Greater China, has a strong relationship position in the region - as it does in Asia overall - across all advertising and marketing disciplines.

Contact:

WPP                                                +44-20 7408 2204
Feona McEwan
www.wpp.com
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